SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934


                           CAP ROCK ENERGY CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    13910R102
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                                 (CUSIP Number)
                                                     with a copy to:
     Tyndall Capital Partners, L.P.                  Allen B. Levithan, Esq.
     153 East 53rd Street                            Lowenstein Sandler PC
     55th Floor                                      65 Livingston Avenue
     New York, New York  10022                       Roseland, New Jersey  07068
     (212) 446-2460                                  (973) 597-2500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 11, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Cusip No.   13910R102
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                         Tyndall Capital Partners, L.P.
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only
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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                        7) Sole Voting Power:          81,700*
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:             0
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:     81,700*
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:        0
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   81,700*
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  12)  Check if  the Aggregate Amount in  Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     5.3%*
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  14)  Type of Reporting Person (See Instructions):       PN
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*    As of January 11, 2005,  Tyndall Institutional  Partners,  L.P., a Delaware
limited partnership ("Tyndall Institutional"), holds 19,000 shares of the common stock, par value $0.01 per share (the "Shares"), of Cap Rock Energy Corporation, a Texas corporation (the "Company"), and Tyndall Partners, L.P., a Delaware
limited   partnership   ("Tyndall   Partners",   and   together   with   Tyndall
Institutional, the "Funds"), holds 62,700 Shares. Tyndall Capital Partners, L.P., a Delaware limited partnership ("Tyndall"), is the general partner of the Funds and possesses sole power to vote and direct the disposition of all Shares held by the Funds. Thus, as of January 11, 2005, for the purposes of Reg.
Section 240.13d-3, Tyndall is deemed to beneficially own 81,700 Shares, or 5.3% of the Shares deemed issued and outstanding as of that date.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of Cap Rock Energy Corporation, a Texas corporation (the "Company"). The principal executive offices of the Company are located at 500 West Wall Street, Suite 400, Midland, Texas 79701.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Tyndall Capital Partners, L.P., a Delaware limited partnership ("Tyndall"). Tyndall is the general partner of (i) Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional"), and (ii) Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall Partners", and together with Tyndall Institutional, the "Funds").
Jeffrey Management, LLC, a Delaware limited liability company ("Jeffrey Management"), is the general partner of Tyndall. Mr. Jeffrey Halis, a citizen of the United States, serves as the sole member of Jeffrey Management. The Funds invest in personal property of all kinds, including, but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options, and other securities of whatever kind and nature. Each of Tyndall, the Funds, Jeffrey Management and Mr. Halis has a business address located at 153 East 53rd Street, 55th Floor, New York, New York 10022.

          During the past five years, none of Tyndall, Jeffrey Management, and Mr. Halis have been convicted in any criminal proceeding, nor have any of the above been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which any of the above were or are now subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All funds used to purchase Shares on behalf of Tyndall Partners come directly from the net assets of Tyndall Partners. All funds used to purchase Shares on behalf of Tyndall Institutional come directly from the net assets of Tyndall Institutional.

Item 4.   Purpose of Transaction.
          ----------------------

          Tyndall acquired, on behalf of the Funds, and continues to hold, the Shares reported herein for investment purpsoses.

          Tyndall, however, believes that the board of directors of the Company has placed the interests of the board of directors and management of the Company ahead of the Company and its shareholders with respect to certain actions undertaken by the board of directors. As a result, Tyndall intends to monitor closely and evaluate the performance of the Shares, including but not limited to continuing to analyze and assess the Company's assets, operations, business, management, financial condition, capital structure and prospects, and exploring legal remedies available to the shareholders of the Company.

          Based upon the results of such evaluation and the future market price of the Shares, Tyndall may in the future consider taking certain actions regarding the Company and the Shares, including, among other things: (i) communicating with legal counsel, the Company and other shareholders of the Company (and/or persons who may desire to become shareholders of the Company) regarding its view of actions undertaken by management; (ii) soliciting consents, or proxies, to be used at either the Company's regular annual meeting of shareholders, or at a special meeting of the shareholders, for the purpose of replacing one or more existing members of the board of directors of the Company;
(iii) seeking the removal and/or replacement of one or more members of senior management of the Company; (iv) initiating a tender offer for some or all of the Shares of the Company; (v) making additional purchases of Shares of the Company in the open market and/or in one or more private transactions; (vi) seeking to cause the Company to enter into one or more significant business transactions; and/or (vii) developing other or additional plans or proposals which relate to, or are similar to, one or more of the foregoing.

          Alternatively, Tyndall may in the future consider selling all or a portion of the securities of the Company reported herein. Any such action by Tyndall will in each case be dependent upon the responsiveness and actions of the board of directors and management of the Company, including the actions of the board of directors and management of the Company to maximize the value of the Shares, the market price of the Shares and then-prevailing market conditions, and such other factors as Tyndall may from time to time deem relevant.

          Except as set forth above, Tyndall has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, filed by the Company on November 11, 2004, there were 1,527,405 Shares issued and outstanding as of September 30, 2004. As of January 11, 2005, Tyndall Partners was the holder of 62,700 Shares and Tyndall Institutional was the holder of 19,000 Shares. Tyndall possesses sole power to vote and direct the disposition of all Shares held by the Funds. Thus, as of January 11, 2005, for the purposes of Reg.
Section 240.13d-3, Tyndall is deemed beneficially to own 81,700 Shares, or 5.3% of the Shares deemed issued and outstanding as of that date.

          During the sixty days prior to January 11, 2005, there were no transactions in Shares, or securities convertible into, exerciseable for or exchangeable for Shares, by Tyndall or any person or entity controlled by Tyndall or any person or entity for which Tyndall possesses voting or investment control over the securities thereof.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          No contracts, arrangements, understandings, or similar relationships exist with respect to the securities of the Company between Tyndall and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Not applicable.




                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    January 19, 2005


                                    TYNDALL CAPITAL PARTNERS, L.P.

                                    By: Jeffrey Management, LLC, General Partner

                                    By: /s/Jeffrey S. Halis
                                       -----------------------------------------
                                        Jeffrey S. Halis, Sole Member


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See, 18 U.S.C. 1001).